[SEAWRIGHT HOLDINGS, INC. LETTERHEAD]

November 16, 2005

George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004 (filed April 15, 2005);
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 (filed May 23, 2005 and August 22, 2005, respectively);
File No. 333-56848

Dear Mr. Ohsiek:

This letter sets forth the response of Seawright Holdings, Inc. (“Seawright”) to the additional comments contained in a letter from you dated October 20, 2005 (the “Comment Letter”), regarding Seawright’s Form 10-KSB for fiscal year ended December 31, 2004 filed on April 15, 2005, Form 10-QSB for fiscal quarter ended March 31, 2005 filed on May 23, 2005, and Form 10-QSB for fiscal quarter ended June 30, 2005 filed on August 22, 2005.

Set forth below are Seawright’s point-by-point responses to the Comment Letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes Payable, page F-19

1.
We read your response to comment 2 in our letter dated September 13, 2005. It does not appear that you appropriately allocated the proceeds to the convertible promissory notes with non-detachable warrants. You should not apply the relative fair value notion to the warrants since the warrants cannot be separated from the convertible debt. Refer to paragraphs 12 and 16 of APB 14 and paragraph 5 of EITF 00-27 for guidance. Additionally, it does not appear that you considered the fair value of 2,500 shares per unit issued with the debt in your relative fair value allocation. It appears that the fair value of the common shares issued for purposes of allocating the proceeds on a relative fair value basis should be approximately $2,400,000. Refer to footnote 4 of EITF 98-5. Please revise or advise.

Response

Seawright’s previous response that the warrants sold with the units were non-detachable was mistaken. The warrants are detachable (a copy of a warrant has been provided with this letter as Exhibit A).

Seawright has prepared and enclosed a revised analysis attached hereto as Exhibit B for the debt discount calculation in accordance with APB No 14, EITF 98-5 and EITF 00-27. Net proceeds have been allocated on relative fair value basis, among the common stock, convertible notes and warrants issued to the investors.

In order to calculate the relative fair values, Seawright is required to use the fair value of Seawright’s stock.

Seawright’s shares trade infrequently and during the period the private placement memorandum was in effect (August 2004 to December 2004), an aggregate of 17,000 Seawright shares were traded. All of the trades occurred over seven days in the months of August, September and October. In November and December 2004, Seawright’s shares had no trading activity.

In periods in August, September and October, Seawright utilized closing bid prices as provided by the OTC Bulletin Board1  to determine fair value2 . In November and December, during which there was no trading activity, Seawright used a price of $0.90 per share3 .

As a result of the above facts, Seawright’s revised aggregate debt discount is $637,286, as compared to a reported $608,224, which is an increase of $29,062, or 4.5%. Additional Paid in capital is $2,851,954, as compared to a reported $2,822,892, which is an increase of less than 1%.

Interest expense for 2004 of $32,242, remains unchanged.

Due to the immaterial amounts involved, we respectfully request any adjustment to the reported debt discount of $608,224 be waived.

2.
Please file a copy of your Private Placement Memorandum as an exhibit as required by Item 601(10)(ii)(B). Please ensure the memorandum includes the material terms of your convertible debt and equity agreements.

Response

The Private Placement Memorandum will be filed as an exhibit to Seawright's 10-QSB for fiscal quarter ended September 30, 2005.

1	OTC BB Inside Quote Reports dated August 16, 2004, September 28, 2004 and October 20, 2004, appended hereto as Exhibit C.
2	FASB Action Alert No. 04-48 dated December 9, 2004, paragraph 4.
3	Prices per YAHOO online information service.

Note I. Related Party Transactions, page F-25

3.
We read your response to comment 4 in our letter dated September 13, 2005. We continue to object to your accounting for the overpayment to your President. While we acknowledge that no formal documentation of a note receivable exists, the substance of the transaction with your President appears to support recognition of an asset. Due to the lack of a formal note agreement, the overpayment could be labeled an advance to shareholder, or other appropriate description. Since your President indicated intent to repay the overpayment, you should reflect an asset at the end of the period, for which you would be required to evaluate recoverability. Since your President indicated his intent was to remit the overpayment to you, it does not appear necessary to recognize a charge to earnings as of December 31, 2004. Please revise your Form 10-KSB and subsequent Forms 10-QSB accordingly.

Response

Seawright agrees to account for the $144,006 disbursed to Seawright’s President during 2004 as an informal advance as of December 31, 2004. As of the date of the financial statements, the advance had not been repaid in part or in whole. Subsequent to the date of the financial statements and the date of the auditor’s report, the President began making periodic payments towards the advance, which were accounted for as other income. As of the date of this response, a majority of the advance has been repaid. While it is the intent of Seawright’s President to pay back the advance, there is no evidential matter to support the repayment, nor a requirement to repay the amount due.

Accordingly, based upon the facts and circumstances known at the time Seawright’s financial statements were prepared and the audit report issued, Seawright does not believe the advance was a realizable asset as defined by generally accepted accounting principles4  at December 31, 2004 and has provided a valuation reserve against the full amount of the advance, because in the opinion of management, it is more likely than not that the advance will be repaid.

We propose to revise Note I to the financial statements as follows:

NOTE I - RELATED PARTY TRANSACTIONS

As of December 31, 2003, the Company had notes payable to the Company's President and an entity controlled by the Company's President in the amount of $65,000 and $50,000, respectively. During the year ended December 31, 2004, the Company has paid in full the notes payable to the Company's President and notes payable to the entity controlled by the Company's President (Note D).

The Company's President has advanced funds to the Company for working capital purposes. The net amount of advances due to the Company's President at December 31, 2003 was $121,937. The Company has paid in full the amount due to the Company's President during the year ended December 31, 2004. Additionally, total payment the Company remitted exceeded total balance due to the Company's President in the amount of $144,006. The Company has accounted for the excess payment of $144,006 to the Company's President as an advance. As of the date of the financial statements, the Company’s management has determined that the collectibility and length of time to collect the amount due from its President cannot be reasonably assured. Accordingly, the Company has established a reserve of $144,006 and will recognize subsequent repayments, if any, as other income, in the period collected.

During the year ended December 31, 2003, one of the Company's former officers legally released the Company's obligation for all unpaid salaries (see Note J). Included in accounts payable and accrued liabilities at December 31, 2003 are $90,000 of unpaid salaries for the Company's President. During the year ended December 31, 2004, the Company has paid in full the accrued salaries.

4	Financial Concept No 6, paragraph 25.

Note K. Per Share, page F-25

4.
We read your response to comment 5 in our letter dated September 13, 2005. We do not understand how you determined that there were only 76,650 shares of potentially dilutive securities for 2003, especially since your weighted average shares outstanding figure for 2003 excludes 2,337,500 stock options (see Note H). Please note that disclosure of potentially dilutive securities is required for all periods presented, not just for periods when earnings are generated. Based on disclosure in Notes E and H, there are significant amounts of stock options, warrants and shares issuable upon conversion of convertible notes. Given your common shares issued and outstanding of approximately 8,600,000 as of December 31, 2004, it appears that potentially dilutive securities are material to an understanding of your per share disclosures. Please amend your filing accordingly and ensure that you include appropriate disclosure of potentially dilutive securities in your quarterly filings.

Response

We have attached hereto as Exhibit D a copy of our calculation to show a recalculated dilutive earnings per share for the years 2003 and 2004.

During 2003, convertible preferred stock accounted for an additional 27,726 shares of potentially dilutive securities. This amount is considered to be immaterial in the dilutive earnings per share calculation. The 2,337,500 shares of options to purchase common stock outstanding at year end 2003 were actually antidilutive as the exercise price was greater than the average market price of common shares and, therefore, were not included in the computation of diluted earnings per share.

During 2004, as Seawright was in a net loss situation, the warrants, convertible preferred stock, stock options and the convertible debt would have created an antidilutive effect on earnings per share and were not included in the computation of diluted earnings per share as required by paragraph 13 of FASB 128 (as amended) Earnings Per Share.

In review of the current footnote disclosure for 2004, we believe the weighted average common shares outstanding are understated; however, as Seawright was in a net loss situation, the earnings per share calculation currently provided discloses a more conservative earnings per share amount (a $0.09 loss per share compared to a recalculated $0.08 loss per share).

Due to the immaterial amounts involved, we respectfully request any adjustment to the reported earnings per share footnote be waived.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Condensed Consolidated Statements of Cash Flows, page 7

5.
We read your response to comment 6 in our letter dated September 13, 2005. The misclassification of cash flows from trading securities is material to your presentation of cash flows for the six months ended June 30, 2005. We object to your proposal to correct this error in future filings. Please amend your Form 10-QSB accordingly.

Response

We propose to revise the Condensed Consolidated Statements of Cash Flows as follows:

SEAWRIGHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the six months ended June 30,
	2005	2004
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:
NET CASH USED IN OPERATING ACTIVITIES	$354,763	$(144,323)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(256,847)	(100,583)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(287,013)	245,317

NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(189,097)	411
Cash and cash equivalents at the beginning of the period	190,419	-
Cash and cash equivalents at the end of the period	$1,322	$411

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest	$82,784	$–
Income taxes paid	–	–
Repayment of notes payable issued in exchange for acquisition of land	–	(100,000)
Preferred stock canceled in connection with purchase of common stock	–	25,000
Amortization of financing costs (Note G)	56,044	–
Amortization of debt discount - beneficial conversion feature of convertible debentures (Note D)	41,104	–
Amortization of debt discount - value of warrants attached to convertible debentures (Note D)	20,825	–
Common stock proceeds received in prior years not deposited to bank account until current period	8,000	–
Gain on early extinguishment of debt (Note C)	60,000	–
Changes in valuation of put agreement (Note E)	(34,000)	–
Notes payable issued in connection with acquisition of land (Note C)	500,000	–

*    *    *    *    *

Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

Very truly yours,

/s/ Joel Sens
Joel P. Sens
Chief Executive Officer

cc: Charles A. Sweet

Exhibit A

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

SEAWRIGHT HOLDINGS, INC.

WARRANT TO PURCHASE COMMON STOCK

, 200_

Void After ___________, 200_

This Certifies That, for value received, ___________________________ or assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from Seawright Holdings, Inc., a Delaware corporation (the “Corporation”) up to ____________________ (_____) shares of the common stock, par value $0.001 per share, of the Corporation (the “Common Stock”).

1. Definitions. As used herein, the following terms shall have the following respective meanings:

(a) “Cashless Exercise shall mean the method set forth in Section 3 hereof.

(b) “Exercise Period” shall mean the period commencing with the date hereof and ending five years from the date hereof, unless sooner terminated as provided below.

(c) “Exercise Price” shall mean $0.85 per share, subject to adjustment pursuant to Section 5 below.

(d) “Exercise Shares” shall mean the shares of the Corporation’s Common Stock issuable upon exercise of this Warrant.

(e) “Fair Market Value” shall mean the average closing price for the Common Stock over the past ninety (90) calendar days (measured based on the closing average bid and ask prices on each trading day during the period) if the Common Stock has continuously traded in the Over-The-Counter Market (“OTC”) during such period (or on a U.S. securities exchange if the Common Stock has continuously traded on such an exchange during such period) or, if the Common Stock has not traded in the OTC market or on a U.S. securities exchange during such period, then the value established by the Corporation’s board of directors, in good faith, taking into account the price of recent private sales of the Corporation’s Common Stock.

2. Exercise of Warrant. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Corporation at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) An executed Notice of Exercise in the form attached hereto;

(b) an executed investor questionnaire in the form attached hereto;

(c) payment of the Exercise Price either in cash or by check (or as set forth in Section 3 hereof); and

(d) this Warrant.

Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Corporation are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3. Cashless Exercise

(a) At any time after one hundred eighty (180) days from the date hereof, the Holder may, in lieu of exercising or converting this Warrant pursuant to the terms of Section 2(c), elect to exchange such Warrant pursuant to this Section 3, in whole or in part (except as to a fractional share), at any time and from time to time during the Exercise Period, by (i) delivering to the Corporation the items required in Section 2, and (ii) a notice indicating the Holder’s intent to engage in a Cashless Exercise. The Holder shall thereupon be entitled to receive the number of Exercise Shares equal to the product of (A) the number of Exercise Shares issuable upon exercise of such Warrant (or, if only a portion of such Warrant is being exercised, issuable upon the exercise of such portion) for cash, determined as provided in Section 2, and (B) a fraction, the numerator of which is the Fair Market Value per share of Common Stock at the time of such exercise minus the Exercise Price in effect at the time of such exercise, and the denominator of which is the Fair Market Value per share of Common Stock at the time of such exercise, such number of shares so issuable upon such exchange to be rounded up or down to the nearest whole number of shares of Common Stock.

(b) The "exchange" of any Warrant pursuant to this Section 3 is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

2.

(c) For all purposes of any Warrant (other than this Section 3), any reference herein to the "exercise" of such Warrant shall be deemed to include a reference to the exchange of such Warrant into Common Stock in accordance with the terms of this Section 3.

4. Representations of Holder.

4.1. Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its own account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof. The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2. Securities Are Not Registered.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Corporation is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention.

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. The Holder recognizes that the Corporation has no obligation to register the Warrant or the Exercise Shares of the Corporation, or to comply with any exemption from such registration.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Corporation presently has no plans to satisfy these conditions in the foreseeable future.

4.3. Financial Risk; Accredited Investor. The Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment. The Holder is either (i) an accredited investor (as defined in Rule 501(a) under the Act) either alone or with his purchaser representative (as defined in Rule 501(h) under the Act) or ii) has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Warrant or Exercise Shares. Holder acknowledges that Holder must complete an investor questionnaire in the form attached hereto evidencing Holder’s compliance with the foregoing.

3.

4.4. Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Corporation shall have received a letter secured by the Holder from the Securities and Exchange Commission (“Commission”) stating that no action will be recommended to the Commission with respect to the proposed disposition; or

(ii) There is then in effect a registration statement under the Act covering such proposed disposition, and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have notified the Corporation of the proposed disposition and shall have furnished the Corporation with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Corporation with an opinion of counsel, reasonably satisfactory to the Company, for the Holder to the effect that such disposition will not require registration of such Warrant or Exercise Shares under the Act or any applicable state securities laws.

(b) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. Adjustment of Exercise Price. In the event of changes in the outstanding Common Stock of the Corporation by reason of stock dividends, split-ups, reverse splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment; provided, however, that such adjustment shall not be made with respect to, and this Warrant shall terminate if not exercised prior to, the events set forth in Section 7 below. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

4.

6. Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Corporation shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. Early Termination. In the event of, at any time during the Exercise Period, any capital reorganization, or any reclassification of the capital stock of the Corporation (other than a change in par value or from par value to no par value or no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another corporation (other than a merger solely to effect a reincorporation of the Corporation into another state), or the sale or other disposition of all or substantially all the properties and assets of the Corporation in its entirety to any other person, the Corporation shall provide to the Holder twenty (20) days advance written notice of such public offering, reorganization, reclassification, consolidation, merger or sale or other disposition of the Corporation’s assets, and this Warrant shall terminate unless exercised prior to the occurrence of such reorganization, reclassification, consolidation, merger or sale or other disposition of the Corporation’s assets.

8. No Stockholder Rights. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Corporation.

9. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Corporation may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Corporation, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

5.

10. Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by telex, telegram, express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Corporation, to Seawright Holdings, Inc., 600 Cameron Street, Alexandria VA 22314, and (b) if to the Holder, to ____________________________________, or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery, telecopy, two days after mailing if by express mail, or three days after mailing if by first-class mail.

11. Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12. Governing Law. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the Commonwealth of Virginia without regard to any conflicts of laws principles that would result in the application of the law of any other jurisdiction.

In Witness Whereof, the Corporation has caused this Warrant to be executed by its duly authorized officer as of _____________, 2004.

Seawright Holdings, Inc.

By ______________________________
Name:____________________________
Title:_____________________________

6.

NOTICE OF EXERCISE

TO: Seawright HOldings, Inc.

(1) The undersigned hereby elects to purchase ________ shares of the Common Stock of Seawright Holdings, Inc. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any, or

____ check here if Cashless Exercise pursuant to Section 3 of the Warrant is elected.

(2) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

Name___________________________	Address:______________________________ ______________________________

3) The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Common Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Common Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

_______________________                   ___________________________________
(Date)                                  (Signature)

                                         ___________________________________
         (Print name)

7.

INVESTOR QUESTIONNAIRE

1. Personal.

Name ____________________________________________________________

(Exact name as it should appear on stock certificate)

Additional Investor (i.e., joint tenant, tenant in common, community property holder)

Residence Address __________________________________________________

Home Telephone ____________________________________________________

Date of Birth _______________________________________________________

Social Security Number _______________________________________________

Employer __________________________________________________________

Business Address ___________________________________________________

Business Telephone _________________________________________________

Occupation ________________________________________________________

Citizenship _________________________________________________________

2. Joint Ownership.

Complete for Tenants in Common, Joint Tenants and Community Property held in two names ONLY if the information differs from that given above:

Residence Address __________________________________________________

_________________________________________________________________

Home Telephone ____________________________________________________

Date of Birth _______________________________________________________

Social Security Number _______________________________________________

Employer __________________________________________________________

Business Address ___________________________________________________

Business Telephone __________________________________________________

Occupation ________________________________________________________

Citizenship _________________________________________________________

8.

3. Accredited Investor Status.

I am an “Accredited Investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act by virtue of meeting the standard(s) that I have initialed below:

(Please initial, in the space provided, the statement(s) applicable to you.)

_______ a. I am a director or executive officer of the Company.

or

_______ b. I have, or my spouse and I jointly have, a net worth (i.e., total assets) in excess of $1,000,000.

or

_______ c. I have had an individual annual income (exclusive of my spouse’s income, regardless of whether this is a joint investment with my spouse) in excess of $200,000, or joint annual income with my spouse in excess of $300,000, in each of the two most recent years and reasonably expect to reach the same income level this year.

If none of these statements are applicable to you, please check here ______.

9.

Exhibit B

Units issued:
Date	Proceeds	Units sold	FMV of Stock	Shares Common Stock	Relative FV of Common Stock Issued	Relative Fair Value of Notes	Conversion Price of Note	Convertible into # of Shares	Warrants Convertible into Shares
8/15/2004	1,074,000	358.00	0.55	895,000	492,250	537,000	0.85	631,764.71	107,400	36%
9/15/2004	441,000	147.00	1.01	367,500	371,175	220,500	0.85	259,411.76	44,100	15%
10/15/2004	495,000	165.00	0.85	412,500	350,625	247,500	0.85	291,176.47	49,500	17%
11/15/2004	876,000	292.00	0.90	730,000	657,000	438,000	0.85	515,294.12	87,600	30%
12/15/2004	66,000	22.00	0.90	55,000	49,500	33,000	0.85	38,823.53	6,600	2%
	2,952,000	984	0.842	2,460,000	1,920,550	1,476,000		1,736,470.59	295,200	100%

Relative Fair Values:
Notes		1,476,000	43%
Stock		1,920,550	57%

		3,396,550	100%

Relative Fair Values of Proceeds:
Notes		1,282,817	To be further analyzed and allocated based on beneficial conversion option					193,183
Stock		1,669,183	To be allocated to common stock
		2,952,000

Allocated proceeds of notes		1,282,817			Shares to be received upon conversion:
Number of shares to be received on conversion		2,031,671				Debt	1,736,471	85%
Effective conversion price		0.63				Warrants	295,200	15%
Intrinsic value of conversion option per share		0.22					2,031,671	100%
Debt discount		444,103

Notes - beneficial conversion option		379,575
Warrants - beneficial conversion option		64,528
		444,103

Calculation of debt amortization through December 2004 based on weighted averages of issue dates.

Notes - discount		70,284	8/15/2004	5,271
		28,860	9/15/2004	1,683
		32,393	10/15/2004	1,350
		57,327	11/15/2004	1,433
		4,319	12/15/2004	36
		193,183		9,774	Amount to be amortized for note discount in 2004

Notes - beneficial conversion option		138,097	8/15/2004	10,357
		56,705	9/15/2004	3,308
		63,648	10/15/2004	2,652
		112,638	11/15/2004	2,816
		8,486	12/15/2004	71
		379,575		19,204	Amount to be amortized for debt discount - ben conv feature notes in 2004

Notes - beneficial conversion option		23,477	8/15/2004	1,761
		9,640	9/15/2004	562
		10,820	10/15/2004	451
		19,148	11/15/2004	479
		1,443	12/15/2004	12
		64,528		3,265	Amount to be amortized for debt discount - ben conv feature notes in 2004

Calculation of debt amortization through June 2005 based on weighted averages of issue dates.

Notes - discount		70,284	8/15/2004	7,028
		28,860	9/15/2004	2,886
		32,393	10/15/2004	3,239
		57,327	11/15/2004	5,733
		4,319	12/15/2004	432
		193,183		19,318	Amount to be amortized for note discount January 2005 through June 2005

Notes - beneficial conversion option		138,097	8/15/2004	13,810
		56,705	9/15/2004	5,670
		63,648	10/15/2004	6,365
		112,638	11/15/2004	11,264
		8,486	12/15/2004	849
		379,575		37,958	Amount to be amortized for debt discount - ben conv feature notes Jan 2005 - June 2005

Notes - beneficial conversion option		23,477	8/15/2004	2,348
		9,640	9/15/2004	964
		10,820	10/15/2004	1,082
		19,148	11/15/2004	1,915
		1,443	12/15/2004	144
		64,528		6,453	Amount to be amortized for debt discount - ben conv feature notes in 2004

Seawright Holdings, Inc.
Convertible Debt Issue

NOTE:	The following calculates the 984 units issued in 2004 and does not calculate the additional units issued in January 2005.

Original entry:			Correct proposed entry:
	DR	CR		DR	CR
Notes payable		1,476,000	Notes payable		1,476,000
Debt discount - conversion	402,859		Debt discount - notes	193,183
Debt discount - warrants	205,365		Debt discount - conversion	379,575
Cash	2,620,116		Debt discount - warrants	64,528		637,286	608,224	29,062
Common stock		2,405	Cash	2,620,116
Common stock subscription		25,581
APIC		1,724,354
	3,228,340	3,228,340	Common stock		2,405
			Stock subscription		25,581
			APIC		1,753,416
Amortization through 12/31/2004:				3,257,402	3,257,402
	DR	CR
Interest expense	32,242		Amortization through 12/31/2004:
Debt discount - conversion		22,077
Debt discount - warrants		10,165		DR	CR
	32,242	32,242	Interest expense	32,242
			Debt discount - notes		9,774
			Debt discount - notes		19,204
Amortization 1/1/05 through 6/30/2005:			Debt discount - warrants		3,265
	DR	CR		32,242	32,242
Interest expense	60,822
Debt discount - conversion		40,286
Debt discount - warrants		20,536	Amortization 1/1/05 through 6/30/2005:
	60,822	60,822
				DR	CR
			Interest expense	63,729
			Debt discount - notes		19,318
			Debt discount - conversion		37,958
			Debt discount - warrants		6,453
				63,729	63,729

			Debt Discount to be amortized over 60 months (term of note)

Exhibit C

OTC Bulletin Board®	Inside Quote Report
SWRI - SEAWRIGHT HOLDINGS	August 16, 2004 - August 16, 2004

Trade Date	Time	Bid	Ask
08/16/2004	Start of Day	0.51	1.01
	11:04:48 AM	0.51	1.01
	11:04:48 AM	0.55	1.01

Disclaimer
ALL INFORMATION IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND. BECAUSE OF THE POSSIBILITY OF HUMAN AND MECHANICAL ERRORS AS WELL AS OTHER FACTORS, NASDAQ IS NOT RESPONSIBLE FOR ANY ERRORS OR OMISSIONS IN THE INFORMATION. NASDAQ MAKES NO REPRESENTATIONS AND DISCLAIMS ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO THE USERS AND /OR ANY THIRD PARTY, INCLUDING ANY WARRANTIES OF ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN ADDITION, NASDAQ IN PROVIDING THE INFORMATION MAKES NO ENDORSEMENT OF ANY PARTICULAR SECURITY OR MARKET PARTICIPANT.

UNLESS DUE TO WILLFUL TORTIOUS MISCONDUCT OR GROSS NEGLIGENCE, NASDAQ (AND AFFILIATES) SHALL HAVE NO LIABILITY IN TORT, CONTRACT, OR OTHERWISE (AND AS PERMITTED BY LAW, PRODUCT LIABILITY) TO USER AND/OR ANY THIRD PARTY.

NASDAQ(AND AFFILIATES) SHALL UNDER NO CIRCUMSTANCES BE LIABLE TO USER, AND/OR ANY THIRD PARTY FOR ANY LOST PROFITS OR LOST OPPORTUNITY, INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR PUNITIVE DAMAGES WHATSOEVER, EVEN IF NASDAQ HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Some states and foreign countries provide rights in addition to those above, or do not allow excluding or limiting implied warranties, or liability for incidental or consequential damages. Therefore, the above limitation may not apply to you or there may be state provisions which supersede the above. Any clause declared invalid shall be deemed severable and not affect the validity or enforceability of the remainder. The terms contained herein may only be amended in writing signed by Nasdaq and are governed by the laws of the State of New York.

OTC Bulletin Board®	Inside Quote Report
SWRI - SEAWRIGHT HOLDINGS	September 28, 2004 - September 28, 2004

Trade Date	Time	Bid	Ask
09/28/2004	Start of Day	1.05	1.2
	12:46:16 AM	1.05	1.1
	12:48:09 AM	1.01	1.1
	09:26:43 PM	1.01	1.1

Disclaimer
ALL INFORMATION IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND. BECAUSE OF THE POSSIBILITY OF HUMAN AND MECHANICAL ERRORS AS WELL AS OTHER FACTORS, NASDAQ IS NOT RESPONSIBLE FOR ANY ERRORS OR OMISSIONS IN THE INFORMATION. NASDAQ MAKES NO REPRESENTATIONS AND DISCLAIMS ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO THE USERS AND /OR ANY THIRD PARTY, INCLUDING ANY WARRANTIES OF ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN ADDITION, NASDAQ IN PROVIDING THE INFORMATION MAKES NO ENDORSEMENT OF ANY PARTICULAR SECURITY OR MARKET PARTICIPANT.

UNLESS DUE TO WILLFUL TORTIOUS MISCONDUCT OR GROSS NEGLIGENCE, NASDAQ (AND AFFILIATES) SHALL HAVE NO LIABILITY IN TORT, CONTRACT, OR OTHERWISE (AND AS PERMITTED BY LAW, PRODUCT LIABILITY) TO USER AND/OR ANY THIRD PARTY.

NASDAQ(AND AFFILIATES) SHALL UNDER NO CIRCUMSTANCES BE LIABLE TO USER, AND/OR ANY THIRD PARTY FOR ANY LOST PROFITS OR LOST OPPORTUNITY, INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR PUNITIVE DAMAGES WHATSOEVER, EVEN IF NASDAQ HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Some states and foreign countries provide rights in addition to those above, or do not allow excluding or limiting implied warranties, or liability for incidental or consequential damages. Therefore, the above limitation may not apply to you or there may be state provisions which supersede the above. Any clause declared invalid shall be deemed severable and not affect the validity or enforceability of the remainder. The terms contained herein may only be amended in writing signed by Nasdaq and are governed by the laws of the State of New York.

OTC Bulletin Board®	Inside Quote Report
SWRI - SEAWRIGHT HOLDINGS	October 20, 2004 - October 20, 2004

Trade Date	Time	Bid	Ask
10/20/2004	Start of Day	0.9	1.05
	11:24:13 AM	0.85	1.05
	09:59:48 PM	0.85	1.05

Disclaimer
ALL INFORMATION IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND. BECAUSE OF THE POSSIBILITY OF HUMAN AND MECHANICAL ERRORS AS WELL AS OTHER FACTORS, NASDAQ IS NOT RESPONSIBLE FOR ANY ERRORS OR OMISSIONS IN THE INFORMATION. NASDAQ MAKES NO REPRESENTATIONS AND DISCLAIMS ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO THE USERS AND /OR ANY THIRD PARTY, INCLUDING ANY WARRANTIES OF ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN ADDITION, NASDAQ IN PROVIDING THE INFORMATION MAKES NO ENDORSEMENT OF ANY PARTICULAR SECURITY OR MARKET PARTICIPANT.

UNLESS DUE TO WILLFUL TORTIOUS MISCONDUCT OR GROSS NEGLIGENCE, NASDAQ (AND AFFILIATES) SHALL HAVE NO LIABILITY IN TORT, CONTRACT, OR OTHERWISE (AND AS PERMITTED BY LAW, PRODUCT LIABILITY) TO USER AND/OR ANY THIRD PARTY.

NASDAQ(AND AFFILIATES) SHALL UNDER NO CIRCUMSTANCES BE LIABLE TO USER, AND/OR ANY THIRD PARTY FOR ANY LOST PROFITS OR LOST OPPORTUNITY, INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR PUNITIVE DAMAGES WHATSOEVER, EVEN IF NASDAQ HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Some states and foreign countries provide rights in addition to those above, or do not allow excluding or limiting implied warranties, or liability for incidental or consequential damages. Therefore, the above limitation may not apply to you or there may be state provisions which supersede the above. Any clause declared invalid shall be deemed severable and not affect the validity or enforceability of the remainder. The terms contained herein may only be amended in writing signed by Nasdaq and are governed by the laws of the State of New York.

Exhibit D

Seawright Holdings, Inc.
Potentially dilutive securities

12/31/2004						12/31/2003

		Number of shares					Number of shares

Private placement		1Q	2Q	3Q	4Q	Preferred stock	550,000	6 months

notes		NA	NA	891,176	845,294
warrants		NA	NA	151,500	143,700

Preferred stock convertible to CS		550,000	500,000	500,000	NA	Stock options	2,337,500	6 months

	55,000
	10
	550,000

Stock options		2,337,500	2,177,500	2,177,500	1,500,000

EPS - Basic							EPS - Basic

12/31/2004									12/31/2003
		Number of shares									Number of shares

Common shares		1Q	2Q	3Q	4Q				Common shares		1Q	2Q	3Q	4Q
Days									Days
90	Jan 1 - Mar 31	5,368,000				24.66%	1,323,616		90	Jan 1 - Mar 31	5,368,000				24.66%	1,323,616
7	Apr 1 - Apr 7		5,368,000			1.92%	102,948		91	Apr 1 - Jun 30		5,368,000			24.93%	1,338,323
84	Apr 8 - Jun 30		5,828,000			23.01%	1,341,238		92	Jul 1 - Sep 30			5,368,000		25.21%	1,353,030
45	Jul 1 - Aug 14			5,828,000		12.33%	718,521		92	Oct 1 - Dec 31				5,368,000	25.21%	1,353,030
31	Aug 15 - Sep 14			6,723,000		8.49%	570,995
16	Sep 15 - Sep 30			7,090,500		4.38%	310,816									5,368,000
14	Oct 1 - Oct 14				7,090,500	3.84%	271,964
31	Oct 15 - Nov 14				7,503,000	8.49%	637,241
30	Nov 15 - Dec 14				8,233,000	8.22%	676,685
17	Dec 15 - Dec 31				8,288,000	4.66%	386,016
										Income available to common stockholders						506,846
							6,340,041	a
										Net earnings per share						0.09

	Loss available to common stockholders						(479,171)	b

	Net loss per share						(0.08)	b/a

EPS - Diluted				EPS - Diluted

Loss available to common stockholders		(479,171)	b	Income available to common stockholders		506,846

Plus: Income impact of assumed conversions				Plus: Income impact of assumed conversions
Preferred stock dividend	25,000			Preferred stock dividend	-
Interest on 11% convertible debentures	27,343
Effect of assumed conversions		52,343		Effect of assumed conversions		-

Net loss available to common stockholders + assumed conversions		(426,828)	d	Net income available to common stockholders + assumed conversions		506,846

Weighted-average shares		6,340,041	a	Weighted-average shares		5,368,000

Plus: Incremental shares from assumed conversions				Plus: Incremental shares from assumed conversions

Stock options	79,478			Stock options (antidilutive)	-
Warrants	212,703			Warrants	-
Convertible preferred stock	49,000			Convertible preferred stock	27,726
11% convertible debentures	447,732			11% convertible debentures	-
Dilutive potential common shares		788,914		Dilutive potential common shares		27,726

Adjusted weighted-average shares		7,128,955	e	Adjusted weighted-average shares		5,395,726

Net loss per share - diluted		(0.07)		Net earnings per share - diluted		0.09

As the Company is in a net loss situation, the warrants, options, preferred stock and convertible debt cause an antidilutive effect and will not be included in the computation for diluted earnings per share.

Units issued:
Date	Proceeds	Units sold	FMV of Stock (Bid price)	Shares Common Stock	Relative FV of Common Stock Issued	Relative Fair Value of Notes	Conversion Price of Note	Convertible into # of Shares	Detachable Warrants Convertible into Shares
8/15/2004	1,074,000	358.00	0.55	895,000	492,250	537,000	0.85	631,764.71	107,400	36%
9/15/2004	441,000	147.00	1.01	367,500	371,175	220,500	0.85	259,411.76	44,100	15%
10/15/2004	495,000	165.00	0.85	412,500	350,625	247,500	0.85	291,176.47	49,500	17%
11/15/2004	876,000	292.00	0.90	730,000	657,000	438,000	0.85	515,294.12	87,600	30%
12/15/2004	66,000	22.00	0.90	55,000	49,500	33,000	0.85	38,823.53	6,600	2%
	2,952,000	984	0.842	2,460,000	1,920,550	1,476,000		1,736,470.59	295,200	100%

2003

Dilutive potential common shares

			Number of shares
Preferred stock	Beg Date	End Date	1Q	2Q	3Q	4Q
Days
90	1-Jan	31-Mar	-				24.66%	-
91	1-Apr	30-Jun		-			24.93%	-
92	1-Jul	30-Sep			55,000		25.21%	13,863
92	1-Oct	31-Dec				55,000	25.21%	13,863
								27,726

Stock options	Per share	Aggregate	Percentage Accrued**	Compensation accrued to date	Measurable compensation attributed to future periods	Amount to be paid by employee	Assumed proceeds	Shares Issuable	Treasury shares assumed repurchased
A
Full year	(0.80)	(1,216,000)	0.00%	-	(1,216,000)	-	(1,216,000)	(2,702,222)	(2,702,222)
B
Half year	(0.11)	(89,925)	0.00%	-	(89,925)	-	(89,925)	(160,580)	(160,580)

									(2,862,803)	Antidilutive
Number of shares
Market price	0.45
Exercise price - A	1.25
Exercise price - B	0.56

**The Company accounts for stock options under APB 25, and, therefore, has not accrued any expense to date for the options.

Note:	As shares are antidilutive for 2003, the figure is being excluded from the calculation but will be noted in the disclosure.

			Number of shares
Stock options	Beg Date	End Date	1Q	2Q	3Q	4Q

	1-Jan	31-Mar	1,520,000
	1-Apr	30-Jun		1,520,000
	1-Jul	30-Sep			2,337,500
	1-Oct	31-Dec				2,337,500

2004

Interest on convertible debentures
					Interest	Less Taxes	Interest Impact on EPS
Debenture	Face Value	Int. Rate	Days	Est. Tax Rate

8/15/2004	$537,000	11.00%	138	34.00%	22,333.32	7,593.33	14,739.99
9/15/2004	$220,500	11.00%	107	34.00%	7,110.37	2,417.53	4,692.84
10/15/2004	$247,500	11.00%	77	34.00%	5,743.36	1,952.74	3,790.62
11/15/2004	$438,000	11.00%	46	34.00%	6,072.00	2,064.48	4,007.52
12/15/2004	$33,000	11.00%	17	34.00%	169.07	57.48	111.59
							27,342.55

Dilutive potential common shares

			Number of shares
Preferred stock	Beg Date	End Date	1Q	2Q	3Q	4Q
Days
90	1-Jan	31-Mar	55,000				24.66%	13,562
7	1-Apr	4/7/2004		55,000			1.92%	1,055
83	8-Apr	6/30/2004		50,000			22.74%	11,370
92	1-Jul	9/30/2004			50,000		25.21%	12,603
76	1-Oct	12/14/2004				50000	20.82%	10,411
17	15-Dec	12/31/2004				0	4.66%	0
								49,000

			Number of shares
Convertible notes	Beg Date	End Date	1Q	2Q	3Q	4Q
Days
90	1-Jan	31-Mar	-				24.66%	-
91	1-Apr	30-Jun		-			24.93%	-
45	1-Jul	14-Aug			-		12.33%	-
31	15-Aug	14-Sep			631,765		8.49%	53,657
16	15-Sep	30-Sep			891,176		4.38%	39,065
14	1-Oct	14-Oct				891,176	3.84%	34,182
31	15-Oct	14-Nov				1,182,353	8.49%	100,419
30	15-Nov	14-Dec				1,697,647	8.22%	139,533
17	15-Dec	31-Dec				1,736,471	4.66%	80,877
								447,732

			Number of shares
Warrants	Beg Date	End Date	1Q	2Q	3Q	4Q
Days
90	1-Jan	31-Mar	-
91	1-Apr	30-Jun		-
45	1-Jul	14-Aug			-
31	15-Aug	14-Sep			701,400
16	15-Sep	30-Sep			745,500
14	1-Oct	14-Oct				745,500
31	15-Oct	14-Nov				795,000
30	15-Nov	14-Dec				882,600
17	15-Dec	31-Dec				889,200

			Number of shares
Stock options	Beg Date	End Date	1Q	2Q	3Q	4Q
Days
90	1-Jan	31-Mar	2,337,500				24.66%	576,370
91	1-Apr	30-Jun		2,177,500			24.93%	542,884
91	1-Jul	30-Sep			2,177,500		24.93%	542,884
15	1-Oct	14-Oct				2,177,500	4.11%	89,486
78	15-Oct	31-Dec				1,500,000	21.37%	320,548
								2,072,171

Stock options	Per share	Aggregate	Percentage Accrued**	Compensation accrued to date	Measurable compensation attributed to future periods	Amount to be paid by employee	Assumed proceeds	Shares Issuable	Treasury shares assumed repurchased
A
Full year	(0.35)	(525,000)	0.00%	-	(525,000)	-	(525,000)	(576,923)	(576,923)
B
First quarter	(0.12)	(100,500)	0.00%	-	(100,500)	-	(100,500)	(110,440)	(110,440)
Second quarter	0.54	365,850	0.00%	-	365,850	-	365,850	402,033	402,033
Third quarter	0.49	331,975	0.00%	-	331,975	-	331,975	364,808	364,808
Fourth quarter	0.34	-	0.00%	-	-	-	-	-	-
									79,478	Dilutive

Market price 4Q	0.90
Market price 3Q	1.05
Market price 2Q	1.10
Market price 1Q	0.44
Exercise price - A	1.25
Exercise price - B	0.56
Average market price	0.91

**The Company accounts for stock options under APB 25, and, therefore, has not accrued any expense to date for the options.

Note:	As shares are antidilutive for 2004, the figure is being excluded from the calculation but will be noted in the disclosure.

Warrants	Per share	Aggregate	Percentage Accrued	Assumed proceeds	Shares Issuable	Treasury shares assumed repurchased
First quarter	(0.41)	-	0.00%	-	-	-
Second quarter	0.25	-	0.00%	-	-	-
Third quarter	0.20	149,100	0.00%	149,100	163,846	163,846
Fourth quarter	0.05	44,460	0.00%	44,460	48,857	48,857

						212,703	Dilutive

Market price 4Q	0.90
Market price 3Q	1.05
Market price 2Q	1.10
Market price 1Q	0.44
Exercise price	0.85
Average Market price	0.91